

OurBanc Corporation. (the "Company") a Delaware Corporation

Financial Statements (unaudited)

For the Fiscal Years Ended

December 31, 2021 and 2020

Statement of Financial Position
(Unaudited)

	As of December 31, 2021	As of December 31, 2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	27,580	150
Related Party Receivable	12,000	-
Total Current Assets	39,580	150
Other Assets		
Mobile App Development Costs	84,062	-
Total Other Assets	123,642	150
TOTAL ASSETS	123,642	150
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Related Party Payable – short term	16,353	4,594
Total Current Liabilities	16,353	4,594
Other Liabilities		
Related Party Payable – long term	50,000	-
Total Other Liabilities	66,353	-
TOTAL LIABILITIES	66,353	4,594
EQUITY		
Common Stock	75	50
SAFE	107,591	0
Net Income	(50,377)	(4,494)
Total Equity	57,289	(4,444)
TOTAL LIABILITIES & EQUITY	123,642	150

Statement of Operations
(Unaudited)

	Year Ended December 31,	
	2021	2020
Revenue	25,000	-
Grant Income	5,000	-
Gross Profit	30,000	-
Operating Expenses		
General and Administrative	75,882	4,280
Research and Development	-	215
Total Operating Expenses	75,882	4,494
Net Income (loss)	(45,882)	(4,494)


Statement of Operations
(Unaudited)

Year Ended December 31,

	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(45,882)	(4,494)
Adjustments to reconcile Net Income to Net Cash provided by operations:	(12,000)	-
Net Cash provided by (used in) Operating Activities	(57,882)	(4,494)
INVESTING ACTIVITIES		
Mobile Application Development Costs	(84,062)	
FINANCING ACTIVITIES		
Related party financing	61,759	4,594
Stock Issuances	25	50
SAFE Issuances	107,591	
Net Cash provided by (used in) Financing Activities	169,375	4,644
Cash at the beginning of period	150	-
Net Cash increase (decrease) for period	27,430	150
Cash at end of period	27,580	150


Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 11/2/2020 (inception)	-	-	-	-	-
Issuance of Common Stock	5,000,000	50	-	-	50
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(4,494)	(4,494)
Ending Balance 12/31/2020	**5,000,000**	**50**	**-**	**(4,494)**	**(4,444)**
Sales of Common Stock on 2/19/2021	2,000,000	20	-	-	20
Sales of Common Stock on 4/6/2021	500,000	5	-	-	5
Buyback of Common Stock on 9/13/2021	(2,500,000)	(25)	-	-	(25)
Sales of Common Stock on 9/16/2021	2,500,000	25	-	-	50
Net Income (Loss)			-	45,882	(4,444)
Ending Balance 12/31/2021	**7,500,000**	**75**		**50,376**	**57,290**

OurBanc Corporation
Notes to the Unaudited Financial Statements
December 31 2021 and 2020

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

OurBanc Corporation ("the Company") was formed in Delaware on November 2nd, 2020. The Company plans to earn revenue from fees and commissions earned from its member community use of the mobile banking platform.

The Company will conduct a crowdfunding campaign under Regulation CF in 2022 to expand operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a.   the customer simultaneously receives and consumes the benefits as the entity performs;
b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO and shareholder loaned the Company $50k to fund operational costs in 2021.This amount accrues interest at 6% annually. The CEO advanced the Company $16.3k as of December 2021 to cover operational cost and $4.5k to fund startup costs in 2020. These advances amount does not accrue interest and is due at the discretion of the Company. The Company also advanced $12k to the CEO as of December 2021 to cover expenses.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. Common stockholders are entitled to one vote per share. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.7,500,000 shares were issued and outstanding as of December 31, 2021. In February and April of 2021, the Company issued a total of 2,500,000 of its Common stock to a former founder in exchange for $25. These shares were subject to a repurchase option for nominal value (at par) and were repurchased in September 2021 by the company. In September 2021, the Company issued a total of 2,500,000 of its Common stock to its founder in exchange for $25. As of December 31, 2020, 5,000,000 shares were issued, and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 24, 2022, the date these financial statements were available to be issued.

In January of 2022, the Company closed on its raised $62.7k in equity in the form of simple agreements for future equity (SAFE). The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement which typically reference a qualified financing or change of control event.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, David Dwumah, CEO of OurBanc Corporation, certify that the financial statements of OurBanc Corporation included in this Form C-AR are true and complete in all material respects.

Dated: April 25, 2022   /s/ David Dwumah
                                                                      Chief Executive Officer